Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2007

Bruce L. Downey
Chairman of the Board and
Chief Executive Officer
Barr Pharmaceuticals, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, NJ 07677-7668

Re: Barr Pharmaceuticals, Inc.
Form 10-K/T for the transition period from July 1, 2006 to December 31, 2006
Filed March 1, 2007
File Number: 001-09860

Dear Mr. Downey:

       We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with additional information so we may better understand your
disclosures. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/T for the transition period from July 1, 2006 to December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 44

Comparison of the six months ended December 31, 2006 and December 31, 2005, page
47

Product Sales, page 47

1.   In your discussions of both "Generic Products" and "Proprietary Products" you
        reference several factors that contributed to the increase in sales. This discussion
        did not quantify the impact that each of these significant factors had individually.
        Please provide to us in disclosure type format a discussion that quantifies the
        changes that resulted from each of the significant factors referenced. This also
        applies to other disclosure where multiple factors are referenced, but not
        quantified.

Comparison of the fiscal years ended June 30, 2005 and June 30, 2004, page 58

Research and Development, page 60

2.   Please provide to us a description of the asset that resulted in the $22 million
        write-off related to the Schering agreement. Include specifically the nature of this
        asset that allowed it to be capitalized at the time of the merger.

Contractual Obligations, page 64

3.   Please provide to us in disclosure type format the aggregate amount of potential
        milestone payments along with a description of the events that would trigger these
        payments. Also explain to us why you do not include a discussion of these
        potential obligations in your financial statements.

Critical Accounting Policies, page 65

Inventories, page 68

4.   Please provide to us in disclosure type format a discussion of the impact that this
        policy had on your financial statements for the most recent periods. Include
        whether material adjustments were made to the balances in any of those reporting
        periods. Also explain to us why you no longer include a rollforward of this
        balance in your Schedule II information or disclose the amount in your financial
        statements, and please provide this information to us.

(1) Summary of Significant Accounting Policies, page F-8

(d) Revenue Recognition, page F-9

5.   Refer to the third sentence of the third paragraph. Please provide to us in
        disclosure type format a revised discussion explaining what "…, as adjusted for
        our estimates of reserves needed to state the Company's revenues on a basis
        consistent with its other revenue recognition policies" means.

(2) Acquisitions and Business Combinations, page F-15

Six Months Ended December 31, 2006 Acquisitions, page F-15

PLIVA d.d., page F-15

6.   Please explain to us what is meant by the "value-in-use" described in footnote 2 to the table at the top of page F-16 and how the value determined complies with the "current replacement cost" requirement of paragraph 37(d)(1) of SFAS 141.

7.   In the last paragraph on page F-16 you indicate that you generated an intangible asset related to "contractual milestone payments." Please explain to us what this asset represents and how it meets the criteria to be capitalized under the applicable literature.

Fiscal 2006 Acquisitions, page F-18

FEI Women's Health, LLC, page F-18

8.   You indicate that you engaged a valuation firm to assist management in its determination of the fair value of certain assets and liabilities of FEI. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named in a '34 Act filing. Please advise.

(8) Goodwill and Other Intangible Assets, page F-24

9.   As product rights are material, please provide us, in disclosure type format, the following information about your intangible assets by product: their cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense.

(20) Segment Reporting, page F-48

10.   Please provide to us in disclosure type format a break out of your revenues for each product or group of products in accordance with paragraph 37 of SFAS 131.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant